[Reference Translation]
April 11, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effect of the Great East Japan Earthquake
on Toyota’s North American Production

Due to parts supply difficulties following the March 11 Great East Japan Earthquake in Japan, Toyota plans the following adjustments to its North American production.
Production at North American vehicle-production plants is to be halted on April 15, 18, 21*, 22 and 25.  Production at virtually all North American engine and parts plants is also to be halted on the same dates.
No decisions have yet been made regarding production after April 25.
*Toyota Motor Manufacturing, Kentucky only is planned to operate on this date.

If there are any new developments concerning these matters, Toyota will display the new information on its homepage and make additional disclosures as appropriate.